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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------
                                  SCHEDULE 13G

                                 (RULE 13D-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
        RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(B)
                         (AMENDMENT NO. ___________)(1)


                           CHAMPPS ENTERTAINMENT INC.
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                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    158787101
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                                 (CUSIP Number)

                                DECEMBER 31, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 158787101                    13G                    Page 2 of  5 Pages
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  1.   NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (ENTITIES ONLY).

       DMG Advisors LLC
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  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
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  3.   SEC USES ONLY

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  4.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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NUMBER OF          5.   Sole Voting Power
SHARES
BENEFICIALLY            0
OWNED BY         ---------------------------------------------------------------
EACH               6.   Shared Voting Power
REPORTING
PERSON WITH             792,400
                 ---------------------------------------------------------------
                   7.   Sole Dispositive Power

                        0
                 ---------------------------------------------------------------
                   8.   Shared Dispositive Power

                        792,400
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  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       792,400
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 10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
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 11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.6%
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 12.   TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(A).     NAME OF ISSUER:
               Champps Entertainment Inc. ("Champps Entertainment")


ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               5619 DTC Parkway, Suite 1000
               Englewood, CO 80111


ITEM 2(A).     NAME OF PERSON FILING:

               DMG Advisors LLC ("DMG Advisors")


ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               One Sound Shore Drive Suite 202
               Greenwich, Connecticut 06830


ITEM 2(C).     CITIZENSHIP:

               Delaware


ITEM 2(D).     TITLE OF CLASS OF SECURITIES:
               Common Stock, par value $0.01 per share


ITEM 2(E).     CUSIP NUMBER:

               158787101


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO (SECTIONS)240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable


ITEM 4.        OWNERSHIP:

               (a)  Amount beneficially owned:

                    792,400

               (b)  Percent of class:

                    6.6%

               (c)  Number of shares as to which the person has:

                    (i)    Sole power to vote or to direct the vote: 0

                    (ii)   Shared power to vote or to direct the
                           vote: 792,400 (1)

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                    (iii)  Sole power to dispose or to direct the disposition
                           of: 0

                    (iv) Shared power to dispose or to direct the disposition of: 792,400 (1)

(1) As of December 31, 2001, the date of the event which requires filing of this statement, DMG Advisors (the "Reporting Person") beneficially owned 625,400 shares of the common stock of Champps Entertainment (the "Common Stock"), representing 5.2% of the outstanding shares of the Common Stock. Subsequent to that, the Reporting Person acquired beneficial ownership of an aggregate of 167,000 additional shares of Common Stock, bringing the Reporting Person's beneficial ownership to 792,400 shares of Common Stock, representing 6.6% of the outstanding Common Stock.

     The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of various funds who are the holders of such shares. As the managing member of the funds, the Reporting Person has voting and investment control with respect to the shares of Common Stock held by the funds.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


     Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

     Not Applicable

ITEM 10.       CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2002                      DMG Advisors LLC


                                            By: /s/ Andrew Wilder
                                                ---------------------
                                            Name:  Andrew Wilder
                                            Title: Chief Financial Officer